Exhibit 99.1

Vision Marines Technologies, The New H2e, The Finer Side of Electric Boating Offered by Four Winns

Montreal, Canada, December 2, 2022 -- Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator within the performance electric recreational boating industry, is pleased to provide the following press release issued by Four Winns, a division of Groupe Beneteau (BEN-Euronext). For more information, please see https://www.fourwinns.com/us/news-and-events.

Four Winns continues to be committed to a comfortable and instinctive experience on the water and is ecstatic to announce a daring move into electric boating.

Known for manufacturing sophisticated and elegant bowriders and deck boats, Four Winns expands its offer with a new 100% electric, 22’ bowrider – the H2e. This addition to our range further reinforces the status of style icon that Four Winns carries.

The Four Winns H2e is the first, all-electric, series production bowrider on the market. This industry-leading move clearly positions Four Winns as an innovative pioneer with a clear focus on the refined customer experience.

The Commitment to a Refined Experience

The H2e gathers all that is sought out by the contemporary customer: ease of use, lower running costs and quiet operation even at full speed. In summary, the Four Winns H2e is a fully sustainable cruising experience.

With a shared passion for innovation and technology and a strong belief in the future of electric motors, Four Winns naturally partnered with Vision Marine Technologies to develop the highly promising H2e.

“Boaters are more aware than ever of their environmental footprints and are looking for sustainable solutions to reducing carbon emissions while still being able to enjoy the passions they love so much, and we are excited to share our vision and passion with the world,” states Alexandre Mongeon, CEO Vision Marine Technologies.

Vision Marine Technologies’ revolutionary electric outboard has undergone extensive testing, both on and off the water, to make it the best-designed and best-supported product on the market - a perfect fit for the Four Winns H2e.

“Just imagine jumping aboard your H2e, fully charged and ready to go, from your trailer or private dock. No noise, no exhaust, no refueling, no hassle… just a rewarding day on the water,” states Nick Harvey, Four Winns Brand Director.

H2e: Innovation and Style

The world’s most powerful outboard electric powertrain, the 180E electric outboard engine powers the Four Winns H2, delivering rapid acceleration and precise handling, with a top speed of approximately 35 knots (40mph).

This state-of-the-art system consists of two (2) high voltage, high density, 700v battery packs, complete with a fully integrated powerful onboard charger that can be plugged into any dock shore power system, for quick recharging wherever you go cruising.

Additionally, the H2e features the first-ever smart digital display designed specifically for the marine industry. A dual touchscreen allows the boater direct connectivity to entertainment controls, phone connection, and an advanced navigation system. H2e boaters will also have access to an automatic logbook providing trip history, battery status, security, and weather forecasts.

The sleek lines, elegant look, and unmatched silence of Vision Marine Technology’s electric motor, enhance the classic look of the iconic Four Winns bowrider adding a contemporary touch to the boat.

Vision Marine technologies will showcase their electric motor at the Paris Boat Show, from December 3rd through to the 10th, 2022, before Four Winns unveils the innovative H2e model at the Miami International Boat Show, which will take place from February 15th through the 20th of 2023.

The Four Winns H2e is available for delivery for the 2023 summer season

About Four Winns

For almost 50 years, Four Winns has been building its international reputation as a manufacturer of refined and sophisticated open boats, easily customizable to meet the needs and desires of boat owners worldwide. Four Winns continues to be the American timeless reference in boat building. Founded in Cadillac, Michigan, its iconic image serves as a basis to consistently evolve products and features across all markets by developing style icons perfectly shaped with a love for details. With a deep commitment to a carefree, instinctive boating experience, Four Winns strives to exceed in comfort, convenience, and operation ease – a true reward as soon as one steps on board.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division’s 11 brands, offers nearly 180 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group’s Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, Groupe Beneteau employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of the supplier agreement with Beneteau, the launch of the Four Winns H2e, future plans with the Beneteau brand portfolio, and the expected commercial launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com